1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

February 21, 2025

VIA EDGAR

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Private Credit Fund, L.P.

Registration Statement on Form N-2
File Nos. 333-283577 and 811-24031

Dear Mr. Orlic:

This letter responds to comments that you conveyed in a letter dated January 3, 2025 with respect to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2024 on behalf of iDirect Private Credit Fund, L.P. (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

General

1.	Comment: Please advise whether you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response:     The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

2.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:     The Fund confirms that no FINRA review is required in connection with the Registration Statement pursuant to an exemption provided by FINRA Rule 5110(h)(2)(B).

3.	Comment: Cover Page. Please supplementally describe the services that will be provided to the Investment Interests and the Fund by the Core Independent Managers, including whether they are investment advisers to the Investment Interests. In your response:

Response:     The Core Managers are not subadvisers of the Fund and have no investment decision making authority with respect to the Fund. Each Core Manager will provide, in its sole discretion, excess deal flow (if any) to the Adviser, but only if there is excess capacity in respect of a particular loan transaction (“Excess Deal Flow”). While there may be transaction fees associated with purchases of Excess Deal Flow, each Core Manager is under no obligation to provide such Excess Deal Flow to the Adviser and receives no advisory compensation from the Fund or the Adviser for providing such Excess Deal Flow. The Adviser will be the sole adviser in making all investment decisions for the Fund to participate in Excess Deal Flow transactions. Pursuant to the Fund’s investment strategy to focus on transactions sourced by the three Core Managers, the Fund also will invest in BDCs advised by the Core Managers.

•	Please also supplementally provide your legal analysis as to why the Core Independent Managers would not be “investment advisers” to the Fund under Section 202(a)(11) of the Investment Advisers Act of 1940 and/or Section 2(a)(20) of the 1940 Act. It appears that the Fund generally relies on the Core Independent Managers offering such co-investment opportunity to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the co-investment. We note that page 4 that states “The Fund’s performance depends upon the performance of the Core Independent Managers and selected styles, the adherence by such Core Independent Managers to such selected styles, the instruments used by such Core Independent Managers....”

Response:     Section 202(a)(11) of the Advisers Act defines “investment adviser” as any person who, for compensation, engages in the business of advising others about securities. To fall within this definition a party must: (1) provide advice about securities; (2) engage in the business of providing such advice; and (3) provide such advice for compensation to others. The Core Managers do not provide any investment advisory services to Fund. Rather, as discussed above, the Core Managers will provide, in their sole discretion, Excess Deal Flow to the Fund. Each Core Manager will provide no advice to the Fund or the Adviser as to the desirability of any particular transaction and will receive no advisory compensation from the Fund or the Adviser for providing any Excess Deal Flow. The decision to invest in any particular transaction will be made solely by the Adviser. Those investment decisions will be informed by the Adviser’s own due diligence process which is disclosed on page 3 of the Fund’s prospectus. As a result, there is no advisory relationship between a Core Manager and the Fund or between a Core Manager and the Adviser.

•	Please explain to the staff how the Fund’s intended investment activities will comply with Section 17 restrictions on principal and joint transactions with the Core Independent Managers? In your response, please specifically address whether the Core Independent Managers would be considered first or second-tier affiliates of the Fund, and how the Core Independent Managers’ ownership interests in the Adviser impacts your analysis.

Response:     The SEC and its Staff have stated that “Section 17(d) and Rule 17d-1, taken together, are designed to prevent, among other things, affiliated persons of [funds] from taking undue advantage of a [fund] in transactions in which such persons and the [fund] participate in a joint undertaking.”1 The principal concern that Congress and the SEC and its Staff were trying to address through the restrictions on transactions with affiliated persons is one of “overreach” on the part of an affiliated person, such as an investment adviser.

Although written and interpreted broadly, Section 17(d) and Rule 17d-1 do not prohibit every transaction in which a closed-end fund transacts jointly with an affiliate. Rather, a transaction subject to this prohibition requires “some element of combination or profit motive” and an “intentional act of agreement or at least a consensual pattern” (which can be inferred from the parties’ behavior).2 Accordingly, these two elements—combination or profit motive combined with an intentional act or a consensual pattern—form the core requirements to establish that a given transaction is a “joint transaction” subject to the general prohibition under Rule 17d-1.

1 See In the Matter of Imperial Financial Services, Inc., Rel. No. 34-7684 (Aug. 26, 1965); and Mutual Fund Directors Forum, SEC No-Action Letter (pub. avail. May 9, 2022).

2 See SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1985); SEC v. Talley Industries, 399 F.2d 396, 402 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969) (establishing the relevant standard by holding that a transaction must involve “some element of combination” – beyond mere parallel behavior – to create the requisite joint participation needed to implicate Section 17(d) and finding that a fund and its affiliate had acted in a way such that the fund “was no longer a completely free agent”); In re Steadman Security Corp., [1974-75 Transfer Binder] Fed. Sec. L. Rep. (CCH) 80,038 (Dec. 20, 1974) (Rule 17d-1 “is concerned with joint enterprises or joint arrangements that are in the nature of a joint venture, i.e., that involve the element of seeking to realize a profit or gain through the investment vehicle”); and SEC v. Midwest Technical Dev. Corp. [1961-1964 Transfer Binder] Fed. Sec. L. Rep. (CCH) (1963) 91,252 (D. Minn. 1963); Bloom v. Bradford, 480 F. Supp. 139 (E.D.N.Y. 1979). See also Memorandum of the SEC, Amicus Curiae Br.; Bloom v. Bradford (Aug. 29, 1979).

The Fund respectfully submits that the Fund investing in private middle-market credit instruments sourced by, or sponsored or managed by, the Core Managers, and, to a lesser extent, opportunities to invest in business development companies that are sponsored or managed by the Core Managers does not implicate concerns of overreach. Rather, only the Adviser will make the decision whether to participate in a particular investment opportunity.

Further, the Core Managers are not first- or second-tier affiliates of the Fund. Section 2(a)(3)(D) of the 1940 Act states that an affiliate of a person is “any officer, director, partner, copartner, or employee of such other person . . . .” The Core Managers are not officers, directors, partners, copartners or employees of the Adviser and therefore are not an affiliate of the Adviser pursuant to Section 2(a)(3)(D). In addition, affiliation is not established under Section 2(a)(3)(A) or Section 2(a)(3)(B) because the Core Managers do not hold any voting securities of the Adviser. Each Core Manager holds a non-voting economic interest in the Adviser (below 25% of the Adviser’s outstanding economic interests in each case) and does not have any control or voting rights. The Core Managers do not have the right to elect, appoint, approve or remove the managing member of the Adviser nor any other persons occupying a management role at the Adviser. In addition, based on the entire definition of “affiliate” in Section 2(a)(3), the Core Managers and their affiliates do not meet the definition of an affiliated person of the Fund or an affiliated person of an affiliated person of the Fund.

•	Please supplementally explain the basis for the Fund paying Core Independent Managers a management fee and/or incentive fee. Advise us whether these fees are included in the fee table and, if so, in which line item(s). If there would be restrictions on the Fund charging such fees directly, please tell us why it is appropriate to indirectly charge such fees.

Response:     Again, the Fund confirms that, while there may be transaction fees associated with purchases of Excess Deal Flow, each Core Manager will receive absolutely no advisory compensation from the Fund or the Adviser for providing Excess Deal Flow. While the Core Managers may serve as advisers to BDCs the Fund may invest in and receive a management fee and incentive fees from the BDCs, the Fund will be a shareholder in those BDCs just like any other shareholder. The appropriate fees and expenses of these BDCs will be reflected in the Fund’s “Acquired Fund Fees and Expenses” row of the fee table.

•	Please include in the disclosure a plain English explanation, a graphic, and examples demonstrating the operation of an incentive fee by the Core Independent Managers. We may have additional comments.

Response:     Based on the explanations above and the fact that the Core Managers receive no incentive fees from the Fund, the Fund respectfully declines to make any disclosure updates in response to this comment.

Prospectus

Cover Page

4.	Comment: Please modify the offering table to reflect minimum and maximum offering amounts. Please also include the termination date of the offering and disclose if funds will be held in escrow.

Response:     The Fund respectfully notes that the cover page discloses that the “Fund is offering an unlimited number of shares on a continuous basis.” The Fund confirms that there are no applicable minimum or maximum offerings amounts and that there is no applicable termination date. For these reasons, the Fund respectfully declines to make any changes in response to this comment.

5.	Comment: Please include a specific cross reference to the risk of using leverage, including a page number.

Response:     The Fund has revised the disclosure accordingly.

6.	Comment: Please modify the final bolded bullet point to include offering expenses in addition to sales load.

Response:     The Fund has revised the disclosure accordingly.

The Fund, page 1

7.	Comment: If the Fund has commenced investment operations, please provide additional disclosure regarding the history of the Fund.

Response:     The Fund has revised the disclosure accordingly.

Risk Factors, page 4

8.	Comment: Disclosure on page 5 states, “Because the Fund allocates assets mainly to private credit investments alongside the Core Independent Managers, the Core Independent Managers’ economic interest in the Adviser may create an incentive for the Adviser to favor the interests of the Core Independent Managers over the interests of the Fund in the assessment and selection of Investment Interests, the negotiation of terms, and the exercise of the Fund’s rights in Investment Interests associated with the Core Independent Managers.” Please further clarify in the disclosure why there “may be an incentive for the Advisor to favor the interests of the Core Independent Managers over the interests of the Fund.” Also, explain to the staff how this is consistent with the Adviser’s fiduciary duty to the Fund.

Response:     The Fund has revised the disclosure accordingly. Although the Adviser may be subject to potential conflicts of interest given the Core Managers’ non-voting interests in the Adviser, the potential conflicts of interest are appropriately mitigated because the Core Managers have no discretion to select investments on behalf of the Fund and are unable to control or direct the operations of the Adviser. As noted in the response to Comment 3, the Adviser determines which potential investment opportunities are in the best interest of the Fund, and the Core Managers will not provide investment advice to the Fund.

The Adviser, page 6

9.	Comment: Disclosure in this section notes that each Core Independent Manager “capitalized and owns economically between 10.38% and 14.24% of the Adviser (with no voting rights).” Please change the defined term “Core Independent Manager,” which we believe is misleading given that these managers do not seem independent due to their significant ownership interest in the Adviser.

Response:     The Fund has revised the disclosure throughout the Registration Statement to refer to “Core Managers”.

Expense Limitation Agreement, page 7

10.	Comment: Disclose whether acquired fund fees and expenses are excluded from the Expense Limitation Agreement.

Response:     Acquired fund fees and expenses are excluded from the Expense Limitation Agreement. The Fund has revised the disclosure to further clarify this point.

11.	Comment: Please confirm and update the disclosure to reflect that the recapture of previously waived expenses does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived and (2) the Fund’s current expense cap. This comment applies to all disclosures in the registration statement related to the Expense Limitation Agreement.

Response:     The Fund has revised the disclosure accordingly.

Summary of Fees and Expenses, page 10

12.	Comment: Footnote (3) to the fee table discloses that acquired fund fees and expenses “represent estimated management fees... of the BDC Interests”. Please explain whether the Fund intends to invest in other investments that require acquired fund fees and expenses disclosure including, but not limited to, investments in money market mutual funds.

Response:     The “acquired fund fees and expenses” row of the fee table reflects the investments that the Fund intends to make. In addition to the BDC Interests, the Fund may also invest in other investment companies to a limited extent.

13.	Comment: Please explain where offering costs are presented in the fee table.

Response:     The Fund confirms that offering costs are included in the “Other Expenses” line item in the fee table.

Consolidated Financial Highlights, page 11

14.	Comment: Please explain whether the Financial Highlights should be consolidated, as we noted no reference to consolidated entities in the registration statement.

Response:     The Fund’s financial highlights will not be presented on a consolidated basis. The Fund has revised the disclosure accordingly.

Use of Proceeds, page 12

15.	Comment: Please disclose the reasons for anticipated delays beyond three months for investing offering proceeds.

Response:     The Fund has revised the disclosure accordingly.

Access, page 13

16.	Comment: Please revise this disclosure to clarify what “access” shareholders will be given to Investment Interests and direct loan investments. If what is meant by this is that an investment in the Fund will give its shareholders an indirect interest in securities that the issuers thereof would not be able to sell directly to these shareholders without providing them with additional disclosures under federal securities laws, please revise the disclosure to state this and briefly describe these omitted disclosures.

Response:     The Fund has revised the disclosure accordingly.

Direct Lending Risk, page 18

17.	Comment: Please clarify the distinction in the second sentence between providing financing directly and Direct Loan Interests.

Response:     The Fund has revised the disclosure accordingly.

Fund Expenses, page 23

18.	Comment: Disclosure notes that the expenses borne by the Fund will include “any fees and expenses charged by the Core Independent Managers with respect to Investment Interests (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or structured).” Explain to us in greater detail the structure through which the Fund will make investments with the Core Independent Managers in Investment Interests. For example, will these investments be made through pooled investment vehicles or other entities that charge management and performance fees, such a co-investment structures or special purpose vehicles? Will any such vehicles or entities rely on the exclusions in Sections 3(c)(1) or 3(c)(7) under the 1940 Act? If yes, is there a limit (and what is it?) on the amount of the Fund’s assets that can be invested in issuers that rely on Sections 3(c)(1) or 3(c)(7)?

Response:     The Fund intends to invest in pooled investment vehicles (i.e., BDCs) advised by a Core Manager that may charge management fees, performance fees and incentive fees. The Fund has added the following disclosure its prospectus:

The Fund may invest up to 15% of its net assets in equity interests of hedge funds, private equity funds, and private credit funds (including indirect investments therein through collateralized fund obligations) that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act, which will be measured at the time that the Fund makes a new commitment to such a fund.

19.	Comment: The fourth to last bullet point references “conversion to a closed-end fund.” Please provide more detail about this conversion to a closed-end fund. For example, has the Fund commenced operations as a private fund that will convert to a registered closed-end fund?

Response:     The Fund has revised the disclosure to reference the planned conversion to a Delaware statutory trust. The Fund commenced operations as a private fund in November 2024 and registered as an investment company under the 1940 Act in December 2024. The Fund intends to convert its corporate form by operation of law from a Delaware limited partnership to a Delaware statutory trust on or before the date the Registration Statement is declared effective.

Calculation of Net Asset Value, page 26

20.	Comment: Please disclose the valuation policy for non-traded BDCs and other investment companies that are not traded on an exchange.

Response:     The Fund has revised the disclosure accordingly.

Repurchases of Shares, page 30

21.	Comment: Please briefly describe the tax consequences of the repurchase program to investors.

Response:     The Fund has revised the disclosure accordingly.

Automatic Dividend Reinvestment Plan, page 41

22.	Comment: Please disclose to shareholders whom they may contact and how if they have questions about this plan, how they may terminate participation in the plan, and what their rights are upon termination.

Response:     The Fund has revised the disclosure accordingly.

Anti-Takeover and Certain Provisions…, page 42

23.	Comment: Please provide more detail on the specific provisions to which this subsection is referring. We will provide more detailed comments, as necessary, when the disclosure is supplemented and the applicable organizational documents are filed for our review.

Response:     The Fund has revised the disclosure accordingly.

Statement of Additional Information

Fundamental Policies, page 1

24.	Comment: Please carve out the fundamental policy on borrowing from the following clause “a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.”

Response:     The Fund respectfully declines to make the requested carve out. Under Section 18 of the 1940 Act, asset coverage is required to be at a certain level “immediately after” issuance or sale of the senior security (and not on a continuous basis, as would be required if the requested carve out was made). The Fund intends to comply with the 1940 Act and other applicable laws when/if it issues senior securities or borrows money.

Exhibits

25.	Comment: Please provide the legal opinion at least five business days prior to the desired date of effectiveness.

Response:     The Fund confirms that the Opinion and Consent of Dechert LLP will be provided within the requested timeline.

*              *              *              *              *

Should you have any questions or comments, please contact the undersigned at 202.261.3402

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos